UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

_________________

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

NovaStar Financial, Inc. (Name of Issuer)

Common Stock ($0.01 par value per share) (Title of Class of Securities)

669947400 (CUSIP Number)

Brian P. Friedman Jefferies Capital Partners IV LLC 520 Madison Avenue, 12th Floor New York, New York 10022 (212) 284-1700	with a copy to: Melvin Epstein, Esq. Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, New York 10038 (212) 806-5864

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16, 2007 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D

CUSIP No.: 669947400	13D	Page 2 of 20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jefferies Capital Partners IV LP 05-0617930

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS* BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 3,255,925(1) SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 3,255,925(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,255,925(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%(2)

14	TYPE OF REPORTING PERSON* PN

(1)           On July 16, 2007, Jefferies Capital Partners IV LP, a Delaware limited partnership ("Jefferies Capital Partners IV"), Jefferies Employee Partners IV LLC, a Delaware limited liability company ("Jefferies Employee Partners"), and JCP Partners IV LLC, a Delaware limited liability company ("JCP Partners" and together with Jefferies Capital Partners IV and Jefferies Employee Partners, "Jefferies Capital Partners"), entered into a Securities Purchase Agreement (the "Securities Purchase Agreement"), which is incorporated herein by reference to Exhibit 1 hereto, with Massachusetts Mutual Life Insurance Company, a Massachusetts corporation ("MassMutual" together with Jefferies Capital Partners, the "Investors") and NovaStar Financial, Inc., a Maryland corporation (the "Company") pursuant to which Jefferies Capital Partners IV purchased 911,659 shares of the Company's 9.00% Series D 1 Mandatory Convertible Preferred Stock, par value $0.01 per share ("Series D 1 Preferred Stock"). The shares of Series D 1 Preferred Stock purchased by Jefferies Capital Partners IV under the Securities Purchase Agreement are initially convertible into 3,255,925 shares of the Company's common stock, par value $0.01 per share ("Common Stock").

(2)           Based on 37,879,640 shares of Common Stock outstanding as of June 30, 2007, as represented by the Company to Jefferies Capital Partners IV in the Securities Purchase Agreement, plus 7,500,000 shares of Common Stock on an as-converted basis issued by the Company pursuant to the Securities Purchase Agreement.

SCHEDULE 13D

CUSIP No.: 669947400	13D	Page 3 of 20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jefferies Employee Partners IV LLC 05-0617932

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 375,007(1) SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 375,007(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,007(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%(2)

14	TYPE OF REPORTING PERSON* OO

(1)           Pursuant to the Securities Purchase Agreement, Jefferies Employee Partners purchased 105,002 shares of Series D 1 Preferred Stock, which are initially convertible into 375,007 shares of the Common Stock.

(2)           Based on 37,879,640 shares of Common Stock outstanding as of June 30, 2007, as represented by the Company to Jefferies Employee Partners in the Securities Purchase Agreement, plus 7,500,000 shares of Common Stock on an as-converted basis issued by the Company pursuant to the Securities Purchase Agreement.

SCHEDULE 13D

CUSIP No.: 669947400	13D	Page 4 of 20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JCP Partners IV LLC 05-0617935

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 119,068(1) SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 119,068(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,068(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(2)

14	TYPE OF REPORTING PERSON* OO

(1)           Pursuant to the Securities Purchase Agreement, JCP Partners purchased 33,339 shares of Series D 1 Preferred Stock, which are initially convertible into 119,068 shares of the Common Stock.

(2)           Based on 37,879,640 shares of Common Stock outstanding as of June 30, 2007, as represented by the Company to JCP Partners in the Securities Purchase Agreement, plus 7,500,000 shares of Common Stock on an as-converted basis issued by the Company pursuant to the Securities Purchase Agreement.

SCHEDULE 13D

CUSIP No.: 669947400	13D	Page 5 of 20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JCP IV LLC 05-0617927

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 3,750,000(1) SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 3,750,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%(2)

14	TYPE OF REPORTING PERSON* OO

(1)           JCP IV LLC, a Delaware limited liability company (the "General Partner"), is the general partner of Jefferies Capital Partners IV and is the managing member of each of Jefferies Employee Partners and JCP Partners. Pursuant to the Securities Purchase Agreement, Jefferies Capital Partners purchased 1,050,000 shares of Series D 1 Preferred Stock, which are initially convertible into 3,750,000 shares of the Common Stock.

(2)           Based on 37,879,640 shares of Common Stock outstanding as of June 30, 2007, as represented by the Company to Jefferies Capital Partners in the Securities Purchase Agreement, plus 7,500,000 shares of Common Stock on an as-converted basis issued by the Company pursuant to the Securities Purchase Agreement.

SCHEDULE 13D

CUSIP No.: 669947400	13D	Page 6 of 20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jefferies Capital Partners IV LLC 05-0617920

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 3,750,000(1) SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 3,750,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%(2)

14	TYPE OF REPORTING PERSON* OO

(1)           Jefferies Capital Partners IV LLC, a Delaware limited liability company (the "Manager"), is the manager of Jefferies Capital Partners and the managing member of the General Partner. Pursuant to the Securities Purchase Agreement, Jefferies Capital Partners purchased 1,050,000 shares of Series D 1 Preferred Stock, which are initially convertible into 3,750,000 shares of the Common Stock.

(2)           Based on 37,879,640 shares of Common Stock outstanding as of June 30, 2007, as represented by the Company to Jefferies Capital Partners in the Securities Purchase Agreement, plus 7,500,000 shares of Common Stock on an as-converted basis issued by the Company pursuant to the Securities Purchase Agreement.

SCHEDULE 13D

CUSIP No.: 669947400	13D	Page 7 of 20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Brian P. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 3,750,000(1) SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 3,750,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%(2)

14	TYPE OF REPORTING PERSON* IN

(1)           Brian P. Friedman ("Mr. Friedman") is a managing member of the Manager. Pursuant to the Securities Purchase Agreement, Jefferies Capital Partners purchased 1,050,000 shares of Series D 1 Preferred Stock, which are initially convertible into 3,750,000 shares of the Common Stock.

(2)           Based on 37,879,640 shares of Common Stock outstanding as of June 30, 2007, as represented by the Company to Jefferies Capital Partners in the Securities Purchase Agreement, plus 7,500,000 shares of Common Stock on an as-converted basis issued by the Company pursuant to the Securities Purchase Agreement.

SCHEDULE 13D

CUSIP No.: 669947400	13D	Page 8 of 20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James L. Luikart

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 3,750,000(1) SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 3,750,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%(2)

14	TYPE OF REPORTING PERSON* IN

(1)           James L. Luikart ("Mr. Luikart") is a managing member of the Manager. Pursuant to the Securities Purchase Agreement, Jefferies Capital Partners purchased 1,050,000 shares of Series D 1 Preferred Stock, which are initially convertible into 3,750,000 shares of the Common Stock.

(2)           Based on 37,879,640 shares of Common Stock outstanding as of June 30, 2007, as represented by the Company to Jefferies Capital Partners in the Securities Purchase Agreement, plus 7,500,000 shares of Common Stock on an as-converted basis issued by the Company pursuant to the Securities Purchase Agreement.

Item 1.	Security and Issuer.

                    This Schedule 13D (this "Schedule 13D") relates to the Common Stock of the Company. The principal executive offices of the Company are located at 8140 Ward Parkway, Suite 300, Kansas City, Missouri.

Item 2.	Identity and Background.

                    (a)-(c)        This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

(i) Jefferies Capital Partners IV LP, a Delaware limited partnership ("Jefferies Capital Partners IV"), whose principal business is investing in securities.

(ii) Jefferies Employee Partners IV LLC, a Delaware limited liability company ("Jefferies Employee Partners"), whose principal business is investing in securities.

                 (iii)      JCP Partners IV LLC, a Delaware limited liability company ("JCP Partners" and together with Jefferies Capital Partners IV and Jefferies Employee Partners, "Jefferies Capital Partners"), whose principal business is investing in securities.

                 (iv)      JCP IV LLC, a Delaware limited liability company ("General Partner"), whose principal business is being the general partner of Jefferies Capital Partners IV and the managing member of each of Jefferies Employee Partners and JCP Partners. As a result of its roles as general partner of Jefferies Capital Partners IV and managing member of each of Jefferies Employee Partners and JCP Partners, General Partner may be deemed to be the beneficial owner of the shares beneficially owned by Jefferies Capital Partners. The officers of the General Partner are as follows:

Brian P. Friedman James L. Luikart Mindy Luxenberg-Grant	President Executive Vice President Treasurer & Secretary

                 (v)      Jefferies Capital Partners IV LLC, a Delaware limited liability company ("Manager"), whose principal business is to provide management and advisory services to Jefferies Capital Partners and the General Partner. As a result of its roles as manager of Jefferies Capital Partners and managing member of the General Partner, the Manager may be deemed to be the beneficial owner of the shares beneficially owned by Jefferies Capital Partners and the General Partner.

                 (vi)      Brian P. Friedman ("Mr. Friedman") is a managing member of Manager. The principal occupation of Mr. Friedman is investment management. As a result of Mr. Friedman's position as a managing member of Manager, Mr. Friedman may be deemed to be the beneficial owner of the shares beneficially owned by Manager and therefore deemed to be the beneficial owner of the shares beneficially owned by Jefferies Capital Partners and the General Partner.

                 (vii)      James L. Luikart ("Mr. Luikart") is a managing member of Manager. The principal occupation of Mr. Luikart is investment management. As a result of Mr. Luikart's position as a managing member of Manager, Mr. Luikart may be deemed to be the beneficial owner of the shares beneficially owned by Manager and therefore deemed to be the beneficial owner of the shares beneficially owned by Jefferies Capital Partners and the General Partner.

                     Each Reporting Person's principal business address is: 520 Madison Avenue, New York, New York, 10022.

                     (d)        None of the Reporting Persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                     (e)        None of the Reporting Persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                     (f)        Mr. Friedman and Mr. Luikart are United States citizens.

                     The agreement between the Reporting Persons to make this single, joint filing (the "Joint Filing Agreement") is attached hereto as Exhibit 2. The filing of this statement shall not be construed as an admission that General Partner, Manager, Mr. Friedman or Mr. Luikart is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any shares covered by this statement.

Item 3.	Source and Amount of Funds or Other Consideration.

                     Pursuant to the Securities Purchase Agreement, in a private placement not registered under the Securities Act of 1933, as amended (the "Securities Act"), (i) Jefferies Capital Partners IV purchased for $21,196,072 in cash, 911,659 shares of the Company's Series D 1 Preferred Stock, (ii) Jefferies Employee Partners purchased for $2,441,291 in cash, 105,002 shares of the Company's Series D 1 Preferred Stock and (iii) JCP Partners purchased for $775,137 in cash, 33,339 shares of the Company's Series D 1 Preferred Stock. The shares of Series D 1 Preferred Stock purchased by Jefferies Capital Partners IV, Jefferies Employee Partners and JCP Partners under the Securities Purchase Agreement are initially convertible into 3,255,925, 375,007 and 119,068 shares of Common Stock, respectively, based upon the initial conversion price of $7.00 per share, which conversion price is subject to adjustment as more fully described in the Articles Supplementary for the Series D 1 Preferred Stock, incorporated herein by reference to Exhibit 3 hereto (the "Series D 1 Articles Supplementary"). Jefferies Employee Partners and JCP Partners purchased the Series D 1 Preferred Stock with working capital. The funds for Jefferies Capital Partners IV's purchase of Series D 1 Preferred Stock were borrowed under the Credit Agreement, dated as of January 6, 2006, between Jefferies Capital Partners IV and Wachovia Bank, N.A., which is incorporated herein by reference to Exhibit 4 hereto, as such Credit Agreement has been amended by the Amendment No. 1 to Credit Agreement, dated as of February 8, 2007, between Jefferies Capital Partners IV and Wachovia Bank, N.A., which is incorporated herein by reference to Exhibit 5 hereto (such Credit Agreement, as so amended, the "Credit Agreement"). The amounts borrowed by Jefferies Capital Partners IV under the Credit Agreement were repaid by Jefferies Capital Partners IV on July 25, 2007 with funds received by Jefferies Capital Partners IV from capital contributions made by its investors.

Item 4.	Purpose of the Transaction.

                     The acquisition of the securities referred to herein is for investment purposes.

Rights Offering and Standby Purchase Obligation

                    In connection with the execution of the Securities Purchase Agreement, the Company's Board of Directors (the "Board") approved a rights offering (the "Rights Offering") pursuant to which holders of Common Stock and Series D 1 Preferred Stock will be entitled to receive non transferable rights to purchase shares of a new series of the Company's convertible preferred securities to be designated the 9.00% Series D 2 Mandatory Convertible Preferred Stock, par value $0.01 per share (the "Series D 2 Preferred Stock"), at a price of $25.00 per share. Jefferies Capital Partners has committed to purchase up to $50,587,500 of shares of Series D 2 Preferred Stock, by entering into a Standby Purchase Agreement with the Company and MassMutual, dated as of July 16, 2007, and incorporated herein by reference to Exhibit 6 hereto (the "Standby Purchase Agreement"), to subscribe for and purchase any such shares to the extent not subscribed for and purchased in the planned Rights Offering. The Series D 2 Preferred Stock will be convertible into Common Stock at any time, at the option of the holders, based on the initial conversion price of $7.00 per share, subject to adjustment in the same manner as the Series D 1 Preferred Stock. After three years, the Series D 2 Preferred Stock also will be convertible into Common Stock at the Company's option, under specified circumstances. At the end of nine years, if not already converted, the Series D 2 Preferred Stock would mandatorily be converted into shares of Common Stock at the then current conversion price.

Board of Directors

                    Pursuant to a Registration Rights and Shareholders Agreement, dated as of July 16, 2007, among the Company and the Investors, and incorporated herein by reference to Exhibit 7 (the "Registration Rights Agreement"), Jefferies Capital Partners may designate up to 2 individuals for election to the Board depending on the percentage of shares owned by Jefferies Capital Partners. Subject to applicable law and exchange regulations, Jefferies Capital Partners is also entitled to designate the number of members of each committee of the Board that is proportionate to Jefferies Capital Partners' representation on the Board. In lieu of designating members of the Board, Jefferies Capital Partners has the right to designate "board observers" who will receive, subject to certain exceptions, all materials that are provided to Board members and will be entitled to attend, but not vote at, all Board meetings.

REIT Dividend

                    Pursuant to the terms of the Securities Purchase Agreement, the Company has agreed to declare a dividend (the "REIT Dividend") in order to satisfy certain requirements to distribute 2006 taxable income relating to its status as a "real estate investment trust" ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). The Company has agreed (1) to declare the REIT Dividend on or before September 17, 2007, (2) that the record date for the REIT Dividend will not be before the earlier of (A) the date all of the shares of the Series D 2 Preferred Stock are purchased in the Rights Offering or the first business day after the closing of the transactions contemplated by the Standby Purchase Agreement and (B) December 10, 2007 and (3) that the REIT Dividend be distributed in the form of shares of the Company's Series E Mandatory Convertible Preferred Stock, par value $0.01 per share (the "Series E Preferred Stock"), ranking pari passu with the Series D 1 Preferred Stock. The final terms of the Series E Preferred Stock will be determined by the Board prior to the declaration and payment of the REIT Dividend.

Charter Amendment

                    The Securities Purchase Agreement also requires the Company to take all action required to amend the Articles of Amendment and Restatement of the Company (the "Charter"), including submitting any such amendment to a vote of its shareholders, to prohibit any issuance or transfer of the Company's stock if such issuance or transfer would cause an "ownership change" (as such term is defined in Section 382(g) of the Code). The purpose of this amendment to the Company's Charter is to attempt to preserve under certain circumstances certain net operating loss carryovers and net unrealized built in losses of the Company under the Code. In addition, the Company is required under the Securities Purchase Agreement to seek stockholder approval of certain provisions of the Articles Supplementary for both the Series D 1 Preferred Stock and the Series D 2 Preferred Stock, which would adjust the conversion price of the Series D 1 Preferred Stock and the Series D 2 Preferred Stock to provide certain anti dilution protection to the holders thereof upon certain issuances of capital stock by the Company.

                    Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

                     (a)           Based upon certain representations made by the Company to Jefferies Capital Partners under the Securities Purchase Agreement and taking into account the 7,500,000 shares of Common Stock on an as-converted basis issued in connection with the transactions described in Item 3 above, there were 45,379,640 shares of Common Stock outstanding as of July 16, 2007. As of July 16, 2007, (i) Jefferies Capital Partners IV was the holder of 911,659 shares of Series D 1 Preferred Stock, (ii) Jefferies Employee Partners was the holder of 105,002 shares of Series D 1 Preferred Stock and (iii) JCP Partners was the holder of 33,339 shares of Series D 1 Preferred Stock. The shares of Series D 1 Preferred Stock purchased by Jefferies Capital Partners IV, Jefferies Employee Partners and JCP Partners under the Securities Purchase Agreement are initially convertible into 3,255,925, 375,007 and 119,068 shares of Common Stock, respectively, or approximately 7.2%, 0.8% and 0.3% of the Common Stock deemed issued and outstanding as of that date, respectively. As of July 16, 2007, (A) Jefferies Capital Partners IV beneficially owned 3,255,925 shares of Common Stock, or approximately 7.2% of the Common Stock deemed issued and outstanding as of that date, (B) Jefferies Employee Partners beneficially owned 375,007 shares of Common Stock, or approximately 0.8% of the Common Stock deemed issued and outstanding as of that date, (C) JCP Partners beneficially owned 119,068 shares of Common Stock, or approximately 0.3% of the Common Stock deemed issued and outstanding as of that date, (D) General Partner, as a result of its roles as general partner of Jefferies Capital Partners IV and managing member of each of Jefferies Employee Partners and JCP Partners may be deemed to be the beneficial owner, in the aggregate, of 3,750,000 shares of Common Stock, or approximately 8.3% of the Common Stock deemed issued and outstanding as of that date, which number consists of (I) 3,255,925 shares of Common Stock, or approximately 7.2% of the Common Stock deemed beneficially owned by Jefferies Capital Partners IV, (II) 375,007 shares of Common Stock, or approximately 0.8% of the Common Stock deemed benefically owned by Jefferies Employee Partners, and (III) 119,068 shares of Common Stock, or approximately 0.3% of the Common Stock deemed beneficially owned by JCP Partners, (E) Manager, as a result of its roles as manager of Jefferies Capital Partners and managing member of the General Partner, may be deemed to be the beneficial owner, in the aggregate, of 3,750,000 shares of Common Stock, or approximately 8.3% of the Common Stock deemed issued and outstanding as of that date, which number consists of (I) 3,255,925 shares of Common Stock, or approximately 7.2% of the Common Stock deemed beneficially owned by Jefferies Capital Partners IV, (II) 375,007 shares of Common Stock, or approximately 0.8% of the Common Stock deemed beneficially owned by Jefferies Employee Partners, and (III) 119,068 shares of Common Stock, or approximately 0.3% of the Common Stock deemed beneficially owned by JCP Partners, (F) Mr. Friedman, as a result of his position as a managing member of Manager, may be deemed to be the beneficial owner, in the aggregate, of 3,750,000 shares of Common Stock, or approximately 8.3% of the Common Stock deemed issued and outstanding as of that date, and (G) Mr. Luikart, as a result of his position as a managing member of Manager, may be deemed to be the beneficial owner, in the aggregate, of 3,750,000 shares of Common Stock, or approximately 8.3% of the Common Stock deemed issued and outstanding as of that date.

                     (b)           Jefferies Capital Partners IV shares with Manager, the General Partner, Mr. Friedman and Mr. Luikart the power to vote and dispose of 3,225,925 shares of Common Stock for which it is deemed the beneficial owner. Jefferies Employee Partners shares with Manager, the General Partner, Mr. Friedman and Mr. Luikart the power to vote and dispose of 375,007 shares of Common Stock for which it is deemed the beneficial owner. JCP Partners shares with Manager, the General Partner, Mr. Friedman and Mr. Luikart the power to vote and dispose of 119,068 shares of Common Stock for which it is deemed the beneficial owner. Each of Manager, the General Partner, Mr. Friedman and Mr. Luikart shares the power to vote 3,750,000 shares of Common Stock for which it may be deemed the beneficial owner. Neither Jefferies Capital Partners IV, Jefferies Employee Partners, JCP Partners, General Partner, Manager, Mr. Friedman nor Mr. Luikart has the sole power to vote or dispose of any shares of Common Stock for which it is or may be deemed the beneficial owner.

                    (c)           Other than the transactions described in this Schedule 13D, during the sixty days on or prior to July 16, 2007, there were no transactions in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by the Reporting Persons.

                    (d)           (i) The partners of Jefferies Capital Partners IV have the right to receive dividends from, or proceeds from the sale of, all or some of the Series D 1 Preferred Stock held for the account of Jefferies Capital Partners IV.

                    (ii)           The members of Jefferies Employee Partners and JCP Partners have the right to receive dividends from, or proceeds from the sale of, all or some of the Series D 1 Preferred Stock held for the account of Jefferies Employee Partners and JCP Partners, as the case may be.

                    (iii)           The members of the Manager and the General Partner have the right to receive dividends from, or proceeds from the sale of, all or some of the Series D 1 Preferred Stock held for the account of Jefferies Capital Partners.

                      (e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Securities Purchase Agreement

                    On July 16, 2007, Jefferies Capital Partners entered into the Securities Purchase Agreement with MassMutual and the Company, which is incorporated herein by reference to Exhibit 1 hereto. Pursuant thereto, in a private placement not registered under the Securities Act, (i) Jefferies Capital Partners IV purchased for $21,196,072 in cash, 911,659 shares of the Company's Series D 1 Preferred Stock, (ii) Jefferies Employee Partners purchased for $2,441,291 in cash, 105,002 shares of the Company's Series D 1 Preferred Stock and (iii) JCP Partners purchased for $775,137 in cash, 33,339 shares of the Company's Series D 1 Preferred Stock. The shares of Series D 1 Preferred Stock purchased by Jefferies Capital Partners IV, Jefferies Employee Partners and JCP Partners under the Securities Purchase Agreement are initially convertible into 3,255,925, 375,007 and 119,068 shares of Common Stock, respectively, based upon the initial conversion price of $7.00 per share, which conversion price is subject to adjustment as more fully described in the Series D 1 Articles Supplementary incorporated herein by reference to Exhibit 3 hereto. The Charter, including the Series D 1 Articles Supplementary, contains certain transfer restrictions intended to attempt to preserve the Company's status as a REIT and under certain circumstances certain net operating loss carryovers and net unrealized built in losses for the Company under the Code. In certain instances described below under the heading "Registration Rights and Shareholders Agreement," the Investors will be exempt from these transfer restrictions.

                     The Securities Purchase Agreement contemplates that the Board shall take all action necessary to effect a 4 for 1 reverse stock split of the Company's issued and outstanding shares of Common Stock on or prior to a date that is 15 days following the closing of the transactions contemplated by the Securities Purchase Agreement. In addition, pursuant to the terms of the Securities Purchase Agreement, the Company reserved for listing on The New York Stock Exchange (the "NYSE") the shares of Common Stock issuable upon conversion of the shares of Series D 1 Preferred Stock. The Company also agreed that at or prior to the closing of the Rights Offering, the Company shall reserve for listing on the NYSE the shares of Common Stock issuable upon conversion of the shares of Series D 2 Preferred Stock to be issued pursuant to the Rights Offering and/or under the Standby Purchase Agreement and that such shares of Common Stock shall have been approved for listing by the NYSE subject to official notice of issuance.

Standby Purchase Agreement and Rights Offering

                     In connection with the Securities Purchase Agreement, the Board approved the Rights Offering. Pursuant to the Standby Purchase Agreement, and subject to certain conditions, each of MassMutual and Jefferies Capital Partners has agreed severally to purchase the shares of Series D 2 Preferred Stock that remain unsold in the Rights Offering.

                     As contemplated in the Securities Purchase Agreement, the Series D 2 Preferred Stock will rank pari passu with the shares of Series D 1 Preferred Stock, and will be convertible into Common Stock at any time, at the option of the holders, based on the initial conversion price of $7.00 per share, subject to adjustment in the same manner as the Series D 1 Preferred Stock. After three years, the Series D 2 Preferred Stock also would be convertible into Common Stock at the Company's option, under specified circumstances. At the end of nine years, if not already converted, the Series D 2 Preferred Stock would mandatorily be converted into shares of Common Stock at the then current conversion price.

                     The Series D 2 Preferred Stock would initially be non voting, but upon receipt of certain state regulatory agency approvals relating to the acquisition by the Investors of the Series D 2 Preferred Stock, would have the same voting rights, on an as-converted basis, as holders of the Common Stock and would also have certain other voting rights applicable to the Series D 2 Preferred Stock as a separate series of capital stock of the Company.

                     Pursuant to the terms of the Standby Purchase Agreement, the Company agreed that prior to the closing of the transactions contemplated by the Standby Purchase Agreement, the Company shall reserve for listing on the NYSE the shares of Common Stock issuable upon conversion of the shares of Series D 2 Preferred Stock to be issued pursuant to the Rights Offering and/or under the Standby Purchase Agreement and that such shares of Common Stock shall have been approved for listing by the NYSE subject to official notice of issuance.

Registration Rights and Shareholders Agreement

                     In connection with the execution of the Securities Purchase Agreement, Jefferies Capital Partners entered into the Registration Rights Agreement with the Company and Mass Mutual pursuant to which the Company granted MassMutual and Jefferies Capital Partners certain demand and piggyback registration rights.

                    The Registration Rights Agreement also grants each Investor the right to designate up to two individuals for election to the Board depending upon the percentage of shares of Common Stock (on an as-converted basis) owned by such Investor.

                    The Registration Rights Agreement further provides that so long as any Investor owns at least 25% of the shares of Series D 1 Preferred Stock purchased pursuant to the Securities Purchase Agreement, the Investors have the right, in addition to any other voting rights granted under applicable law or the Charter or Bylaws of the Company, to approve (1) any Change of Control (as defined in the Registration Rights Agreement), any Liquidation Event (as defined in the Registration Rights Agreement) or any voluntary bankruptcy of the Company or its subsidiaries unless, in each case, the Investors receive certain amounts of proceeds or property in connection with such transactions as set forth in the Registration Rights Agreement; (2) subject to certain exceptions, including the consummation of the stock issuances contemplated under the Securities Purchase Agreement, the Standby Purchase Agreement and the Rights Offering, the creation, authorization or issuance of, or the increase in the authorized amount of, any Series D 1 Preferred Stock, any Series D 2 Preferred Stock, or any series of capital stock that ranks pari passu with the Series D 1 Preferred Stock or Series D 2 Preferred Stock, or any capital stock of any subsidiary of the Company, or any obligation or security convertible into, or exercisable or exchangeable for, such stock; (3) any amendment of any terms of the Series D 1 Preferred Stock or the Series D 2 Preferred Stock; (4) any reclassification of any authorized shares of the Company into Series D 1 Preferred Stock, Series D 2 Preferred Stock, any securities that rank pari passu with the Series D 1 Preferred Stock or Series D 2 Preferred Stock or any obligation or security convertible into, or excisable or exchangeable for, such stock; (5) except as provided in the Registration Rights Agreement, any change in the number of, or method of electing, any directors or any members of any committee of the Board; (6) the Company's entering into or amending any transactions with any affiliates of the Company other than wholly owned subsidiaries that are not on an arms length basis; and (7) the consummation of any transaction that could or could reasonably be expected to, individually or in the aggregate, adversely affect the rights, privileges or preferences of the Investors, as holders of the Company's shares of capital stock.

                    The Registration Rights Agreement provides that if there is a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in the Registration Rights Agreement) a provision will be made so that the Investors will be entitled to receive upon conversion of any Series D 1 Preferred Stock purchased pursuant to the Securities Purchase Agreement, Series D 2 Preferred Stock purchased by the Investors in connection with the Rights Offering or the Standby Purchase Agreement or, if and when issued, any Series E Preferred Stock (collectively, the "Convertible Shares") the number of securities or property of the Company to which a holder of shares of Common Stock deliverable upon conversion would have been entitled on such recapitalization.

                    In addition, for so long as Jefferies Capital Partners owns in the aggregate 25% or more of the Convertible Shares it purchased pursuant to the Securities Purchase Agreement, if the Company issues or sells any shares of Common Stock, Common Share Equivalents (as defined in the Registration Rights Agreement) or Debt Securities (as defined in the Registration Rights Agreement), Jefferies Capital Partners shall have the preemptive right, subject to certain exceptions and limitations, to purchase a number of such securities equal to the percentage of shares of Common Stock on a fully diluted basis owned by Jefferies Capital Partners immediately prior to such issuance and sale.

                    In addition, upon a Change of Control (as defined in the Registration Rights Agreement), Jefferies Capital Partners has the right to require the Company to redeem all or a portion of its Convertible Shares at a price equal to the greater of (1) the aggregate liquidation preference of the Convertible Shares or (2) an amount equal to $37.50, less all cash dividends paid on such Convertible Shares, subject to adjustment in the event of a stock split or combination. In the event there shall occur a sale of all or substantially all of the Company's assets or any other Change of Control in which the Company is not the surviving entity, Jefferies Capital Partners is entitled to receive securities of the acquiring entity in form and substance similar to the Convertible Shares, to the extent it did not elect to have its Convertible Shares redeemed.

                    The Articles Supplementary for the Series D 1 Preferred Stock and the Series D 2 Preferred Stock contain certain transfer restrictions intended to preserve the Company's status as a REIT and under certain circumstances certain net operating loss carryovers and net unrealized built-in losses for the Company under the Code. Under the Registration Rights Agreement, the Board irrevocably waived certain of such transfer restrictions imposed (or to be imposed) on the Series D 1 Preferred Stock and the Series D 2 Preferred Stock by the Articles Supplementary for such series owned by the Investors or any of their respective affiliates so long as the Investors or any such affiliate did not know that a particular transfer would result in a substantial limitation on the Company's use of net operating loss carryovers and net unrealized built in losses under the Code or cause the Company to become a "closely held" REIT under the Code. In addition, the Board irrevocably waived certain of these transfer restrictions imposed by the Articles Supplementary for the Series D 1 Preferred Stock and the Series D 2 Preferred Stock with respect to (A) transfers of certain capital stock of the Company by the Investors or any of their respective affiliates (1) pursuant to a registered public offering or a sale through a broker, dealer or market maker pursuant to Rule 144 promulgated under the Securities Act; (2) to affiliates of the Investors or any of their respective affiliates; and (3) in connection with transactions approved by the Board; and (B) transfers of certain capital stock of the Company to the Investors or any of their respective affiliates pursuant to the Rights Offering or under the Standby Purchase Agreement. The Board also waived, with respect to the Investors and their respective affiliates, the application of any other restrictions (except as may be required by law) that may be in effect from time to time on the transfer, sale or other disposition of shares of capital stock of the Company that are similar in nature to the transfer restrictions imposed on the Series D 1 Preferred Stock or the Series D 2 Preferred Stock by the Articles Supplementary of such series whether such restrictions are set forth in the Charter or any other agreement.

                    The descriptions of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which is attached or incorporated by reference to this Schedule 13D as an exhibit pursuant to Item 7 hereof.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1	Securities Purchase Agreement, dated as of July 16, 2007, by and among NovaStar Financial, Inc., Massachusetts Mutual Life Insurance Company, Jefferies Capital Partners IV LP, Jefferies Employee Partners IV LLC, and JCP Partners IV LLC, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated July 20, 2007, as filed by NovaStar Financial, Inc. with the Securities and Exchange Commission on July 20, 2007.

2	Joint Filing Agreement between Jefferies Capital Partners IV LP, Jefferies Employee Partners IV LLC, JCP Partners IV LLC, Jefferies Capital Partners IV LLC, Brian P. Friedman and James L. Luikart.

3	Articles Supplementary 9.00% Series D 1 Mandatory Convertible Preferred Stock (Par Value $0.01 Per Share), incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, dated July 20, 2007, as filed by NovaStar Financial, Inc. with the Securities and Exchange Commission on July 20, 2007.

4	Credit Agreement, dated as of January 6, 2006, between Jefferies Capital Partners IV LP and Wachovia Bank, N.A.

5	Amendment No. 1 to Credit Agreement, dated as of February 8, 2007, between Jefferies Capital Partners IV LP and Wachovia Bank, N.A.

6	Standby Purchase Agreement, dated as of July 16, 2007, by and among NovaStar Financial, Inc., Massachusetts Mutual Life Insurance Company, Jefferies Capital Partners IV LP, Jefferies Employee Partners IV LLC, and JCP Partners IV LLC, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, dated July 16, 2007, as filed by NovaStar Financial, Inc. with the Securities and Exchange Commission on July 20, 2007.

7	Registration Rights and Shareholders Agreement, dated as of July 16, 2007, by and among NovaStar Financial, Inc., Massachusetts Mutual Life Insurance Company, Jefferies Capital Partners IV LP, Jefferies Employee Partners IV LLC, and JCP Partners IV LLC, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, dated July 16, 2007, as filed by NovaStar Financial, Inc. with the Securities and Exchange Commission on July 20, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 26, 2007

JEFFERIES CAPITAL PARTNERS IV LP
JEFFERIES EMPLOYEE PARTNERS IV LLC
JCP PARTNERS IV LLC

By:      JEFFERIES CAPITAL PARTNERS IV LLC,
            as Manager

By:  /s/ James L. Luikart
Name:  James L. Luikart
Title:  Managing Member

JCP IV LLC

By:      JEFFERIES CAPITAL PARTNERS IV LLC,
            as Managing Member

By:  /s/ James L. Luikart
Name:  James L. Luikart
Title:  Managing Member

JEFFERIES CAPITAL PARTNERS IV LLC

By:  /s/ James L. Luikart
Name:  James L. Luikart
Title:  Managing Member

/s/ Brian P. Friedman
Brian P. Friedman

/s/ James L. Luikart
James L. Luikart